

<u>MAIL STOP 4561</u>

December 14, 2007

Glade M. Knight, Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, VA 23219

> **Re:** **Apple REIT Nine, Inc.**
> **Registration Statement on Form S-11**
> **File No. 333-147414**
> **Filed November 15, 2007**

Dear Mr. Knight:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief

granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Summary, page 1

3. Please include a separate section that discusses the sponsor's other programs that currently target hotel and/or residential properties. Please disclose that these programs will likely not be offering shares during your offering and discuss whether you will compete with these programs for property acquisitions or dispositions. Please discuss the extent to which you share overlapping management and board members. Please briefly describe here, and in more detail in the prior performance section on page 75, the types of properties acquired by Apple REIT 6 and 7 and disclose that though they target hotel and residential properties neither have actually acquired residential properties.

Use of Proceeds, page 7

4. Please update the second sentence of the second paragraph.

Conflicts of Interest, page 8

5. Please revise to address the conflict of interest that is presented when your advisor makes the determination to either pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursing listing over liquidation. Also, provide a risk factor that addresses the conflicts of interests and the substantial fees and expenses associated with listing over liquidation, including the expense of acquiring your advisor prior to listing.

Risk Factors, page 15

6. Please revise to include a risk factor to discuss the lack of disclosure regarding your net asset value if you do not intend to provide shareholders such disclosure in the future.

We do not have control over market and business conditions, page 33

7. This risk factor appears broad and general. The risk associated with market and business conditions affects companies across industries. Please revise to remove the risk factor. This comment also applies to the penultimate risk factor on page 35.

Compensation, page 40

8. We note from the disclosure on page 11 that your officers, directors, and the
    employees of "entities such as Apple Nine Advisors and Apple Suites Realty may
    receive grants of options and or restricted stock." Please revise to discuss the
    purpose of such additional compensation in light of the incentive structure of the
    fees to be received by the two noted entities. Also, please revise to clarify if the
    use of the phrase "such as" means there are additional entities whose employees
    will be able to receive incentive options or stocks.

9. Please revise to provide more detail on the reimbursements to be made and
    discuss those payable to Apple Nine Advisors and Apple Suites Realty separately.
    Discuss any limitations on reimbursements. Also, discuss the expenses that are
    eligible for reimbursement.

10. We note that Apple Suites Realty is not entitled to any real estate commission
    upon the sale or purchased of property to or from an affiliated entity. Please
    revise to discuss the types of "direct costs" that may be reimbursed. Also, please
    revise to clarify if the prohibition of fees applies to all commissions earned by an
    entity affiliated with Mr. Knight. For instance, if you purchased or sold property
    to one of Mr. Knight's other programs, are the advisors to the other programs
    entitled to a commission?

Conflicts of Interest, page 45

Interlocking Boards of Directors, page 48

11. Please disclose the aggregate fees paid to the interlocking directors by other
    programs of the sponsor in 2007.

Competition Between Us and Mr. Knight and Other Companies Organized by Mr.
Knight, page 48

12. Please expand your discussion of how Mr. Knight may recommend possible
    property acquisitions to the companies based on their business plans and other
    factors. We note that the business plans of Apple REIT 6, 7, 8 and 9 appear
    substantially similar.

13. We note the disclosure in the fifth paragraph that by the time you begin seeking
    properties, Apple REIT Eight will have completed their property acquisition
    phase. Please revise to clarify if that means you will delay any purchase of
    properties, even though you have sold the minimum amount of units, until after
    Apple REIT Eight has completed its acquisitions.

14. Please revise the sixth paragraph to discuss the anticipated liquidation dates of the
    sponsor's other programs.

Compensation Discussion and Analysis, page 67

15. We note the disclosure in this section about base and incentive salaries to your senior managers. However, we also note your earlier disclosure that you have no employees and that none of your officers are employees. Please revise to discuss the employment relationship with your officers, the services they will provide as compared with the services provided by your advisor and its affiliates for which you pay the compensation described on page 40, and how these advisory compensation terms impact how you compensate these officers.

Prior REITs, page 76

16. Please disclose the offering price of the units for Apple Hospitality Two and Five. Please disclose the consideration received by shareholders of Cornerstone, Apple Residential and Apple Suites in their mergers.

Table I, page 123

17. With respect to Apple REIT Seven, please clarify whether "pre-paid items," which includes the property purchase price, includes the down-payment amount which is also reflected in "cash down payment."

Table IV, page 127

18. Please advise us why the distributions made in the Apple Suites program are substantially less than the amount invested. Is this indicative of significant losses or non-cash consideration distributed in connection with the merger? If the latter, please provide footnote disclosure to that effect.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittendon at (202) 551-3472 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Martin B. Richards, Esq. (via facsimile)